

November 4, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Ordinary Shares, nominal value of €1.00 per share, of The Magnum Ice Cream Company B.V. (to be renamed "The Magnum Ice Cream Company N.V."), under the Exchange Act of 1934.

Sincerely,

[signature: Craig A. Martin]

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com